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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER-DEALER: GORDON & CO.

OFFICIAL USE ONLY

FIRM I.D. NO.

.DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Pleasant Street
(No. and Street)

Watertown (City) Massachusetts (State) 02472 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison D. Salke (617) 924-7987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison D. Salke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon & Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2004

(With Independent Auditor's Report Thereon)

TABLE OF CONTENTS

PMN

INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Watertown, Massachusetts

We have audited the accompanying statement of financial condition of Gordon & Co. (the Partnership) as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gordon & Co. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin + Nangle

Certified Public Accountants

January 11, 2005

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

GORDON & CO.

(A Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	421,855
Deposits with clearing organizations		100,000
Receivables from brokers, dealers and clearing organizations		68,400
Receivables from customers		23,950
Notes receivable from customers, net (Note C)		-
Securities owned, at market value		4,353,756
Equipment - net		1,199,974
Other assets		1,373
	$	6,169,308
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Note payable - line of credit	$	600,000
Payables to customers		155,801
Pyables to brokers, dealers and clearing organizations		129,513
Securities sold, not yet purchased		141,206
Accrued expenses and other liabilities		29,263
		1,055,783
Partners' capital		5,113,525
	$	6,169,308

See notes to financial statements.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

A. Summary of Significant Accounting Policies:

Description of business:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the NASD.

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.

A. Summary of Significant Accounting Policies - (continued):

Cash equivalents:

The Partnership considers money market mutual funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from customers:

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities, most of which are subject to outstanding put or call options, are recorded at realizable value, taking into account the repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.

A. Summary of Significant Accounting Policies - (continued):

Securities-lending activities:

Securities borrowed are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Partnership to deposit cash, letters of credit, or other collateral with the lender. The Partnership monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Fair value of financial instruments:

The Partnership's financial instruments, except as discussed elsewhere, are recorded at carrying amounts which approximate fair value.

Equipment :

Equipment is reported at cost, less accumulated depreciation. Depreciation is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

Allocation of partnership income:

Class B limited partners receive a guaranteed payment equal to 7-1/2% of their average capital in the limited partnership. The special limited partners receive the lesser of their allocated share of the partnership's net income or a guaranteed payment equal to 10% of their average capital in the limited partnership.

A. Summary of Significant Accounting Policies - (continued):

Allocation of partnership income: - (continued):

Net income of the Partnership remaining after the guaranteed payments to the limited partners is allocated to the general partner.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

B. Cash Segregated Under Federal Regulations:

Cash of $195,000, at December 31, 2004, was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of December 31, 2004.

C. Notes Receivable From Customers:

The Partnership has two notes receivable from customers totaling $1,497,371 for which it established an allowance for the full amount because the amounts are doubtful of collection. The accrual of interest on these notes has been discontinued.

D. Equipment:

Equipment is summarized as follows:

Automobile	$	49,586
Furniture and fixtures		46,165
Office equipment		66,568
Software		1,181,475
		1,343,794
Less accumulated depreciation	(	143,820)
	$	1,199,974

Included with software at December 31, 2004 is $1,117,676 of customized software costs for the design of new trading and back office software. The software is not operational and, thus, is not being amortized.

E. Payables to Brokers, Dealers and Clearing Organizations:

Payables to brokers, dealers and clearing organizations are collateralized by securities purchased.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

(Continued)

F. Securities Owned and Sold, Not Yet Purchased:

Market value of securities owned	$	6,344,019
Less reduction of securities valuation to reflect the repurchase provisions of options sold (Note A)		1,990,263
	$	4,353,756
Cost of securities owned	$	9,380,999
Market value of securities sold, not yet purchased	$	125,855
Plus increase in securities valuation to reflect the purchase provisions of options sold (Note A)		15,351
	$	141,206
Cost of securities sold, not yet purchased	$	124,764

At December 31, 2004, twelve securities accounted for approximately 57% of the market value of securities owned.

At December 31, 2004, all outstanding put and call options were covered.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

(Continued)

G. Note Payable - Line of Credit:

The Partnership has available a line of credit, expiring March 15, 2005, which permits the Partnership to borrow the lesser of $10,000,000 or 70% of eligible current market value of securities, with interest at the bank's prime rate. The Partnership had borrowings of $600,000 that were outstanding as of December 31, 2004. All securities and investment property of the Partnership are pledged as collateral.

H. Employee Benefits:

The Partnership sponsors a 401(K) plan which entitles all full-time employees to make voluntary contributions to the plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership is obligated to contribute 3% of an employee's salary to the plan on an annual basis. Partnership contributions to the plan amounted to $9,804 in 2004.

I. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $100,000, while the balances invested in money market mutual funds are not insured. As of December 31, 2004, the uninsured balances aggregated approximately $337,000.

J. Lease Commitments:

During 2003 the Partnership entered into a non-cancelable operating lease with a related party for office space. The lease expires in March, 2008 and contains escalating clauses for operating expenses and real estate taxes. The following is a schedule, by years, of future minimum rental payments, without regard to escalation clauses, on this operating as of December 31, 2004:

Year ending December 31:		
2005	$	43,778
2006		44,948
2007		46,117
2008		11,700
Total minimum payments required	$	146,543

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Partnership had net capital of $3,489,611, which was $3,239,611 in excess of its required net capital of $250,000. The Partnership's net capital ratio was 0.053 to 1, at December 31, 2004.

L. Related Party Transactions:

The Partnership has entered into an agreement with a computer consulting company for monthly computer maintenance, and has contracted with this company to design new trading and back office software. This company is partly owned by the Partnership's chief executive officer who is also a limited partner in the Partnership.

Computer maintenance expense and related software design amounted to $460,859 for the year ended December 31, 2004.

GORDON & CO.

(A Partnership)

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

(Continued)

L. Related Party Transactions – (continued):

The Partnership maintains a consulting agreement with a company which is owned by a party who is a limited partner in the general partner of the Partnership. Consulting expense under this agreement amounted to $210,339 for the year ended December 31, 2004.

The Partnership is obligated under a lease agreement for office space with an entity which the general partner and several of the limited partners of the Partnership hold interests. Lease payments under this agreement totaled $43,792 for the year ended December 31, 2004. (Reference is made to Note J.)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

GORDON & CO.
Watertown, Massachusetts

In planning and performing our audit of the financial statements of Gordon & Co. (the Partnership) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2) Making the quarterly securities examinations, counts, verifications, and comparisons; and the recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica , MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1089
508/880-4955
Fax No. 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Parent, McLaughlin + Nangle

Certified Public Accountants

January 11, 2005